UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 23, 2007

PETROLEUM GEO-SERVICES ASA
(Exact name of registrant as specified in its charter)

Strandveien 4, N-1325 Lysaker, Norway
(Address of principal executive offices)

001-14614
(Commissin File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

PGS Unaudited IFRS Transition Report and Change of 2006 Norwegian GAAP Financial Statements

     April 20, 2007: Oslo, Norway, Petroleum Geo-Services ASA ('PGS' or the 'Company') (OSE and NYSE: PGS) released today its IFRS Transition Report. PGS is required to use International Financial Reporting Standards (IFRS) for its primary financial reporting effective from, and including, the first quarter 2007. The Company has historically, through December 31, 2006, presented its primary financial statements on the basis of US GAAP.

     The purpose of the IFRS Transition Report is to prepare users of the Company's financial statements for the change to IFRS. The document contains a description of the Company's IFRS accounting policies, reconciliation from US GAAP to IFRS of selected unaudited 2006 financial information, and a description of significant differences between its reporting based on IFRS and US GAAP.

     In connection with the Company's completion of the IFRS Transition Report, the Company's Board of Directors have resolved to change the reporting of Income from discontinued operations in the Company's 2006 financial statements based on Norwegian GAAP. The change does not impact the Company's financial information previously released based on US GAAP which is the Company's primary basis for reporting to the market.

     Compared to the unaudited Norwegian GAAP financial information included in the supporting tables in the Company's earnings release dated February 26, 2007, the change will reduce the reported Income from discontinued operations, net of tax, by USD 47.5 million. The change relates to the reported gain on the sale of 20% of the shares in Petrojarl and is a reclassification in the Norwegian GAAP financial statements of consolidated net assets of Petrojarl between distribution to shareholders and cost of shares sold. The change does not impact reported earnings from continuing operations, statement of cash flows or balance sheets under Norwegian GAAP.

****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

FOR DETAILS, CONTACT:

Ola Bøsterud
Phone +47 67 52 64 00
Mobile: +47 90 95 47 43
Christopher Møllerløkken
Phone: +47 67 51 43 16
Mobile: +47 90 27 63 55

US Investor Services
Katrina Parrott
Phone: +1 281 509 8000

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April 20, 2007

PGS Unaudited IFRS Transition Report

Transition to
International Financial Reporting Standards (IFRS)

Content:

1.	General information	2
2.	Transitional effects for PGS	3
3.	Reconciliation 2006 Financial Information from US GAAP to IFRS	4
4.	Notes to the Financial Information	8
5.	Critical accounting judgments, estimates and assumptions	14
6.	Significant accounting policies – IFRS	17

Petroleum Geo-Services ASA	Phone:	+47 6752 6400	Petroleum Geo-Services Inc	Phone:	+1 281-509-8000
Strandveien 4	Fax:	+47 6752 6464	15150 Memorial Drive	Fax:	+1 281-509-8500
P.O. Box 89			Houston, TX 77079, USA
N-1325 Lysaker, Norway

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1. General information

PGS is currently reporting under US GAAP and is listed on both Oslo Stock Exchange and New York Stock Exchange. In 2002 the European Union (EU) issued a Regulation which requires the use of International Financial Reporting Standards (IFRS) for all listed entities in EU. Norway, as a member of the European Economic Area (EEA), has to implement EU Regulation in local law, hence the Regulation was incorporated into Norwegian law in December 2004, effective from 2005.

The Regulation requires entities to use IFRS1 in their consolidated accounts from 2005 going forward, but includes a member state option to delay the implementation of IFRS until 2007 for entities already applying US GAAP for their primary financial statements. Since Norway has adopted this member state option, PGS is permitted and has decided to implement IFRS from 2007. The Company is applying IFRS as adopted by the EU, which differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However no such differences affects the presented financial statements for the Company and thus references to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

The implementation of IFRS will change the primary financial accounting principles from US GAAP to IFRS. PGS has gone through the process of preparing for the adoption of IFRS as its primary accounting basis from 2007 going forward. IFRS will apply for the first time in PGS Consolidated Financial Statements for the year ending December 31, 2007, with transition date of January 1, 2006. Consequently the financial results for the quarters in 2007 will be prepared and reported under IFRS in accordance with IAS 34 Interim Reporting. PGS has to include at least one year of comparative information under IFRS.

The intention of this “transition document” is to provide the reader an update on how the transition from US GAAP to IFRS will impact PGS’ consolidated financial statements. This report has not been audited and is prepared on the basis of the current understanding of IFRS applicable from December 31, 2006. However there is still some inherent uncertainty to how these standards should be interpreted and implemented. As a consequence, changes in management’s understanding of IFRS may result in revisions or other differences than those identified below. Audited figures will be reported in the financial statements for the year ended December 31, 2007.

In connection with PGS’ emergence from Chapter 11 reorganization, PGS adopted “fresh-start” reporting for financial statement purposes under US GAAP, effective November 1, 2003, in accordance with Statement of Position 90-7. Due to the change in ownership resulting from the reorganization, under “fresh-start” accounting, PGS must reflect its net asset as if it was acquired in a business combination. Accordingly PGS adjusted the recorded value of its assets and liabilities to reflect their fair value as of the date it emerged from Chapter 11 reorganization. This significantly changed the book value of several of the assets and liabilities of PGS. Fresh-start accounting as applied by PGS under US GAAP in conjunction with chapter 11 is not permitted under current IFRS, hence such fair value adjustments have been removed when applying IFRS.

The US GAAP accounting principles currently applied by PGS are found in the annual report for 2005. The significant accounting policies that will be applied under IFRS are included in a separate section of this transition document.

The primary changes to PGS’s reported financial information from the adoption of IFRS are as a result of the;

1 References to IFRS throughout this document refer to the application of International Financial Reporting Standards including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees.

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•	Removal of fresh start reporting applied under US GAAP; which impacts the carrying value of multiple assets and liabilities and related depreciation and amortization and gain on disposal
•	Requirement to reverse previously recognized impairments if the reason for impairing the assets in the first place have disappeared
•	Requirement to capitalize development cost if certain criteria are met
•	Capitalization of steaming and mobilization
•	UK lease interest differential obligations accounted for as derivatives
•	Pensions
•	Share based compensation

There are other less significant changes which are further explained in the notes to the reconciliations presented.

2. Transitional effects for PGS

Principles and options applied by the Company on transition to IFRS

PGS will apply the requirements outlined in IFRS 1 First-time Adoption of International Financial Reporting Standards. IFRS 1 requires entities to:

•	Identify the first IFRS Financial Statements
•	Prepare an opening balance sheet at the date of transition to IFRS
•	Select accounting policies that comply with IFRS, and apply those accounting policies retrospectively to all of the periods presented in the first IFRS financial statements
•	Apply mandatory exemptions from retrospective application and consider whether to apply any of the voluntary exemptions from retrospective application
•	Provide disclosure to explain the impact on transition to IFRS

The date of transition, which is the beginning of the earliest period for which PGS presents full comparative information under IFRS in its first IFRS financial statements, is January 1, 2006. In general IFRS 1 requires that accounting policies applied in the comparative information must be consistent with IFRS standards effective at the reporting date for PGS’ first IFRS financial statements, which is December 31, 2007. However, there are certain voluntary and mandatory exemptions in IFRS 1 that will represent a different approach for certain items reported. In this context PGS will apply existing IFRSs retrospectively with the following exceptions that are permitted under IFRS 1:

•	All cumulative actuarial gains or losses from the inception of the pension plans is recognized at transition on January 1, 2006
•	IFRS 3 Business Combinations has not been applied retrospectively to business combinations that occurred prior to January 1, 2006
•	Cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2006

Other voluntary exemptions given in IFRS 1 are either not relevant or not adopted by PGS. In this respect it is important to notice that PGS has not applied the exemption to use fair value as deemed cost for property and equipment.

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Overview of impact (unaudited)

Key Figures - Year ended December 31, 2006		US GAAP	IFRS
(In millions of dollars, except per share data)		Reported

Revenues	Continuing operations	$ 1 308,5	$ 1 308,4
Operating profit/EBIT	Continuing operations	409,9	359,5
Income before income tax expense (benefit)	Continuing operations	356,1	310,9
Net income total operations (incl. minority interest)	Total operations	301,6	397,7
Earnings (loss) per share ($ per share)	Total operations	1,66	2,19
Adjusted EBITDA (2)	Continuing operations	608,5	614,3
Cash investment in multi-client library	Continuing operations	113,7	118,7
Capital expenditures	Continuing operations	165,4	170,7
Total assets (period end)	Continuing operations	1 234,6	1 378,1
Cash and cash equivalents (period end)	Continuing operations	124,0	124,0
Net interest bearing debt (period end)	Continuing operations	$ 195,5	$ 190,3

As can be seen from this overview operating profit under IFRS is approximately $ 50 million lower than that reported under US GAAP. This is mainly due to higher depreciation and amortization of the multi-client library under IFRS. However, if we look at adjusted EBITDA2 the IFRS number is approximately $ 6 million higher than that reported under US GAAP. This is mainly due to capitalization of development cost which is required under IFRS given that certain criteria are fulfilled.

It is also important to notice that the earnings per share are significantly higher under IFRS, mainly due to accounting for utilization of deferred tax assets. Under IFRS the recognition and utilization of deferred tax assets will have a direct impact on the income statement while under US GAAP utilization of pre fresh start deferred tax assets will be recorded against fresh start intangibles (for instance reduce multi-client library from fresh start since multi-client library is an intangible asset) or equity, which indirectly will lead to a higher income tax expense under US GAAP. The removal of fresh start accounting has also led to an increase of total assets when implementing IFRS, hence equity has increased.

3. Reconciliation 2006 Financial Information from US GAAP to IFRS

The tables below show the estimated effects on net income and equity of implementing IFRS as from January 1, 2006. Comments to the various effects on net income and equity are provided in notes below the tables.

2 Adjusted EBITDA, when used by the Company, means income (loss) before income tax expense (benefit) and minority interest less other financial items, refinancing costs, interest expense, income (loss) from associated companies, other operating (income) expense, loss on sale of subsidiary, impairment of property and equipment and depreciation and amortization. EBITDA may not be comparable to other similarly titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-US GAAP and IFRS measure.

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Consolidated Income Statement (unaudited)

Year ended December 31, 2006		US GAAP

	Note	Reported	Reclassifications	Adjustments	IFRS

		(In thousands of dollars, except share data)
Revenues	11	$ 1 308 459		(40)	$ 1 308 419

Cost of sales (a)	4, 5, 8, 10	620 717		(1 446)	619 271
Depreciation and amortization	2, 3, 4, 11	198 605		56 171	254 776
Impairment (reversal) of long-lived assets		-		-	-
Research and development costs	3, 8	17 747		(5 257)	12 490
Selling, general and administrative costs (a)	5, 8	61 460		890	62 350

Total operating expense		$898 529		$ 50 358	$ 948 887

Operating profit		409 930		(50 398)	359 532
Income (loss) from associated companies		10		-	10
Interest expense	11	(53 219)		(398)	(53 617)
Other financial items, net	6	(637)		5 855	4 948

Income before income tax expense (benefit)		356 084		(45 211)	310 873
Income tax expense (benefit)	7	123 698		(178 282)	(54 584)

Income from continuing operations		232 386		133 071	365 457
Income from discontinued operations, net of tax	9	69 197		(36 910)	32 287

Net income		$301 583		$96 161	$ 397 744

Net income attributable to Minority interests		3 006		-	3 006

Net income to Equity holders of PGS ASA		$ 298 577		$96 161	$ 394 738

Basic and diluted income (loss) from continuing
operations, per share		$1,27		$0,74	$2,01
Income from discontinued operations, net of tax		0,39		(0,21)	0,18

Basic and diluted net income, per share		$1,66		$0,53	$2,19

Weighted average basic and diluted shares outstanding		180 000 000			180 000 000

Note:
(a) Excluding depreciation and amortization, which is shown separately.

Net income for 2006 by Quarter (unaudited)

		First	Second	Third	Fourth	Year
	Note	quarter	quarter	quarter	quarter	2006

		(In thousands of dollars)
Net income US GAAP - reported		70 311	42 021	107 575	78 670	298 577

Minority interest		57	1 723	(2)	1 228	3 006
Net income from continuing operations		$70 368	$43 744	$107 573	$ 79 898	$301 583

Multi-client library, net	4	394	3 706	(3 382)	(42 645)	(41 927)
Capitalization of steaming and mobilization contracts	10	(2 556)	(1 315)	(981)	1 591	(3 261)
Property and equipment, depreciation	1,2	(2 209)	(2 211)	(2 228)	(2 751)	(9 399)
Development cost, capitalization	3	288	593	1 984	2 442	5 308
Pensions	5				(710)	(710)
Share options cost	8	-	-	(1 024)	(1 024)	(2 048)
UK lease interest differential obligation, fair value adjustment	6	(3 818)	9 228	(1 518)	1 693	5 585
Other intangible assets, elimination of fresh start effects	1,3	947	723	243	-	1 913
Deferred income tax, elimination of fresh start effects	1,7	13 797	5 255	108 902	50 328	178 282
Other	11	(402)	(272)	268	(266)	(672)
Discontinued operations	9	2 740	(19 839)	(19 811)		(36 910)
Net income IFRS		$ 79 549	$ 39 612	$190 026	$ 88 556	$397 744

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Equity 2006 by Quarter (unaudited)

	Note	Jan 1, 2006	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006

			(In thousands of dollars)
Shareholders' equity US GAAP - reported		329 275	404 914	208 357	329 381	444 848

Minority interest		785	-	-	-	-
Shareholder's equity and minority interest US GAAP		$ 330 060	$ 404 914	$ 208 357	$ 329 381	$ 444 848

Multi-client library, net	4	(7 350)	4 677	15 685	86 076	43 431
Capitalization of steaming and mobilization contracts	10	8 690	6 133	4 818	3 837	5 428
Property and equipment, net	2	103 526	101 224	99 013	96 785	92 508
Development cost, capitalization	3	-	288	881	2 865	5 308
Pensions	5	(2 384)	(2 384)	(2 384)	(2 384)	9 155
Share options cost	8	-	-	-	-	(200)
UK lease interest differential obligation, fair value adjustment	6	(11 252)	(15 069)	(5 841)	(7 358)	(4 141)
Other intangible assets, elimination of fresh start effects	3	(20 963)	(17 769)	(15 689)	-	-
Other	3, 11	4 595	4 285	4 013	4 281	4 015
Discontinued operations	9	196 750	199 490	19 811	-	-
Total equity IFRS		$ 601 672	$ 685 790	$ 328 664	$ 513 483	$ 600 352

Consolidated Balance Sheet January 1, 2006 (unaudited)

		January 1, 2006

		US GAAP

	Note	Reported	Reported as	Adjustments	Reclassi-	Adjustments	IFRS
			discontinued	discontinued	fications

		(In thousands of dollars)
ASSETS
Cash and cash equivalents		$121 464					$121 464
Restricted cash		12 484	2 010				14 494
Shares available for sale and investment in securities		13 222					13 222
Accounts receivable, net		183 116	30 505				213 621
Unbilled and other receivables		64 703	3 082				67 785
Other current assets	10	55 602	12 135			8 690	76 427
Assets of discontinued operations	9	662 897	(662 897)				-

Total current assets		1 113 488	(615 165)			8 690	507 013
Property and equipment, net	2, 9	378 140	593 878	239 335		103 526	1 314 879
Multi-client library, net	4	146 171				(7 350)	138 821
Oil and natural gas assets, net	11	-	639			(541)	98
Restricted cash		10 014					10 014
Deferred tax assets		20 000					20 000
Investements in associated companies		282	5 653				5 935
Other long-lived assets	5, 9,11	27 319	12 767	(6 864)	(9 787)	-	23 435
Other intangible assets, net	3, 9	22 158	2 228	(2 228)		(20 176)	1 982

Total assets		$1 717 572	$ -	$230 243	$ (9 787)	$84 149	$2 022 177

LIABILITIES AND EQUITY
Short-term debt and current portion of long-term debt		$24 406					$24 406
Current portion of capital lease obligations		20 495					20 495
Debt and other liabilities of discontinued operations	9	104 398	(104 398)				-
Accounts payable		59 367	14 918				74 285
Accrued expenses		136 679	27 648				164 327
Income taxes payable		26 318					26 318
Deferred tax liabilities	7	1 055			(1 055)		-

Total current liabilities		372 718	(61 832)		(1 055)		309 831
Long-term debt	11	922 134			(9 787)	(1 847)	910 500
Long-term capital lease obligations		13 205					13 205
Deferred tax liabilities	7	497			1 055		1 552
Other long-term liabilities	5,6,9,11	78 958	61 832	33 493		11 134	185 417

Total liabilities		1 387 512	-	33 493	(9 787)	9 287	1 420 505

Minority interests		785				264	1 049
Equity attributable to equity holders of PGS ASA	9	329 275		196 750		74 598	600 623

Total equity				196 750		74 862	601 672

Total liabilities and equity		$1 717 572	$ -	$230 243	$ (9 787)	$84 149	$2 022 177

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Consolidated Balance Sheet December 31, 2006 (unaudited)

December 31, 2006

US GAAP

	Note	Reported	Reclassifications	Adjustments	IFRS

(In thousands of dollars)
ASSETS
Cash and cash equivalents		$ 123 983			$ 123 983
Restricted cash		8 711			8 711
Shares available for sale and investment in securities		5 296			5 296
Accounts receivable, net		203 444			203 444
Unbilled and other receivables		113 006			113 006
Other current assets	10	72 086		5 428	77 514
Current deferred tax assets	7	75 000	(75 000)		-
Assets of discontinued operations		-			-

Total current assets		601 526	(75 000)	5 428	531 954
Property and equipment, net	2	473 320		92 509	565 829
Multi-client library, net	4	49 406		43 431	92 837
Restricted cash		10 014			10 014
Deferred tax assets	7	75 000	75 000		150 000
Investments in associated companies		1 383			1 383
Other long-lived assets	5, 11	22 878	(3 734)	-	19 144
Other intangible assets, net	3	1 083		5 877	6 960

Total assets		$ 1 234 610	$ (3 734)	$ 147 245	$ 1 378 121

LIABILITIES AND EQUITY
Short-term debt and current portion of long-term debt		$ 13 027			$ 13 027
Current portion of capital lease obligations		6 893			6 893
Debt and other liabilities of discontinued operations		-			-
Accounts payable		84 521			84 521
Accrued expenses		197 989			197 989
Income taxes payable		64 261			64 261
Deferred tax liabilities	7	13 313	(13 313)		-

Total current liabilities		380 004	(13 313)		366 691
Long-term debt	11	311 246	(3 734)	(1 449)	306 063
Long-term capital lease obligations		7 025			7 025
Deferred tax liabilities	7	-	13 313		13 313
Other long-term liabilities	5, 6, 8, 11	91 487		(6 810)	84 677

Total liabilities		789 762	(3 734)	(8 259)	777 769

Minority interests		-			-
Equity attributable to equity holders of PGS ASA		444 848		155 504	600 352

Total equity				155 504	600 352

Total liabilities and equity		$ 1 234 610	$ (3 734)	$ 147 245	$ 1 378 121

Impact on Cash Flow Statement

PGS present the cash flow statement using the indirect method. PGS has identified the following differences between the principles for the cash flow statement presented according to US GAAP and IFRS;

•	Steaming is expensed immediately under US GAAP, but capitalized as part of the multi-client library under IFRS. This will change the presentation from cash flow from operations to cash flow from investing activities.
•	Development is expensed immediately under US GAAP, but capitalized given certain criteria are satisfied under IFRS. This will change the presentation from cash flow from operations to cash flow from investing activities.

In addition, net income is different for IFRS compared to US GAAP, hence the starting point and items reconciling between net income and net cash flow from operating activities change. The overall increase/decrease in cash and cash equivalent remains the same under US GAAP and IFRS despite some presentational differences.

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4.  Notes to the Financial Information

(1) Fresh Start Reporting
The Company adopted fresh-start reporting upon its emergence from Chapter 11 in accordance with SOP 90-7 under US GAAP. Accordingly, all assets and liabilities were adjusted to reflect their reorganization value as of November 1, 2003 (the reorganization value for the Company as defined by SOP 90-7 was approximately $1.5 billion), which approximates fair value at the date of reorganization. The reorganization value of the Company was allocated to the Company’s assets in conformity with the procedures specified by Statement of Financial Accounting Standards No. 141, “Business Combinations.” The sum of the amounts assigned to assets and liabilities was within the range of the estimated reorganization value and close to the mid-range of the valuation. Therefore, there was no excess or deficit value to be allocated to goodwill or property, equipment or intangibles.

Fresh-start reporting is not an allowed alternative under IFRS, hence the effects of fresh start reporting have to be removed in the IFRS Financial Statements. For the most part this has implied replacing fresh start values with retrospective application of IFRS, hence to use historic values and adjust for related amortization, depreciation and impairment or reversal as required. This is further commented below under each specific significant item.

(2) Property and Equipment
The Company has retrospectively applied the requirements in IAS 16 Property, Plant and Equipment and made necessary adjustments to depreciation and carrying amounts to reflect these assets as if their underlying basis had always been PGS’ historic cost less accumulated depreciation and impairments (and not fresh start value as discussed above).

Retrospective application of IAS 36 Impairment of Assets would have resulted in impairments in 2003, which corresponds to the US GAAP impairments and fresh start adjustments, and subsequent reversal of these impairments in 2005, which is not permitted under US GAAP. The reason for such impairments were due to the depressed marine seismic market conditions experienced in 1999-2003 as well as the future market outlook as of the end of 2003. At this point in time management evaluated the net book value of its seismic fleet and equipment against its estimated fair value and forecasted future cash flow. As a result of this evaluation, an impairment would have been recorded in 2003. The marine seismic market, as well as operating profitability, improved substantially during 2005. The future market outlook at the end of 2005 was also considered by management to be quite favorable. Accordingly, management performed an evaluation and concluded that the previous impairment would have been reversed in its entirety (less the additional amount of depreciation that would have been recorded in 2004 and 2005 had the impairments not occurred).

As a consequence the carrying amount of the vessels as of January 1, 2006 is significantly higher than the corresponding amount under US GAAP. As a consequence of a higher carrying value of property and equipment under IFRS the depreciation charge is higher under IFRS. The adjustment in the equity December 31, 2006 is therefore net of additional depreciation recorded under IFRS for 2006.

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Property and equipment	US GAAP

	Reported	Reported as	Adjustment	IFRS
discont.

(In thousands of dollars)
January 1, 2006
Seismic vessels and equipment	$ 507 607	$ -	$ 616 619	$ 1 124 226
Production vessels and equipment		675 062	$ 910 448	$ 1 585 510
Fixtures, furniture and fittings	27 159	219	26 575	53 953
Buildings and other	6 601	920	4 382	11 903

	541 367	676 201	1 558 024	2 775 592
Accumulated depreciation and impairments	(163 227)	(82 323)	(1 215 163)	(1 460 713)

Balance per January 1, 2006	$ 378 140	$ 593 878	$ 342 861	$ 1 314 879

December 31, 2006
Construction in progress	$ 64 105		$ -	$ 64 105
Seismic vessels and equipment	602 234		597 206	1 199 440
Fixtures, furniture and fittings	37 955		25 906	63 861
Buildings and other	7 754		4 129	11 883

	712 048		627 241	1 339 289
Accumulated depreciation and impairments	(238 728)		(534 732)	(773 460)

Balance per December 31, 2006	$ 473 320		$ 92 509	$ 565 829

Income statement 2006
Depreciation and amortization	$ 77 387		$ 9 399	$ 86 786
Depreciation capitalized into multi-client library	$ (8 032)		$ (1 664)	$ (9 696)
Depreciation net	$ 69 355		$ 7 735	$ 77 090

Depreciaton discontinued operations		$ 20 300	$ 7 375	$ 27 675

(3) Intangibles
Intangible assets in PGS Consolidated financial statements under US GAAP comprise multi-client library and other intangible assets. Multi-client library is further described below (note 4). Other intangible assets were to a large extent recognized as a consequence of the Company’s adoption of fresh start reporting. Such intangible assets include existing contracts (including favourable lease contracts), order back log and the value of various existing technologies used in the Company’s operations.

Under currently applied principles development costs are expensed (US GAAP). By contrast, IAS 38 requires that an internally generated intangible asset arising from the development phase of a project should be recognised given that the criteria for recognition is satisfied. PGS has evaluated whether there have been or are ongoing internally projects which could qualify for capitalization as internally generated intangible assets under IFRS. Since PGS has applied US GAAP in previous periods no “contemporaneous assessments of future economic benefits” have been made, hence no costs incurred prior to 01.01.2006 would qualify for capitalization. It should also be noted that the development activity and resources spent on such activities has been low in periods prior to 2006.

As a consequence of the assessment two development projects have been found eligible for capitalization in 2006, resulting in capitalization of $5.3 million.

The GAAP difference of amortized intangibles in 2006 is $1.7 million reported as depreciation & amortization. The difference in book value December 31, 2006 is $0.6 million.

(4) Multi-Client Library
The carrying amount of the multi-client library in the US GAAP Financial Statements are based on fresh-start reporting under US GAAP, and subsequent to this significantly affected by fresh start accounting for income taxes. At the Company’s adoption of fresh-start reporting the Company established valuation allowances for deferred tax assets. If such deferred tax assets, for which a valuation allowance is established, are realized or recognized in subsequent periods, the reversal of valuation allowance will be recorded as a rateable reduction of the carrying value of all long-term

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intangible assets including multi-client library and certain favourable lease contracts existing at adoption of fresh-start accounting until the value of such assets is reduced to zero. During 2006 the Company has recorded a $92.7 million reduction of the carrying amounts of the multi-client library due to such a reversal of valuation allowance and as of December 31, 2006 the multi-client library recognized at the adoption of fresh-start reporting in 2003 was reduced to zero. Consequently the book value of multi-client library in the US GAAP Consolidated Financial Statements as of December 31, 2006 only relates to surveys completed in 2004 or thereafter.

The realization or recognition of deferred tax assets under IFRS will not affect the value of the multi-client library. As a consequence of removing fresh start reporting including subsequent effects of reversal of valuation allowance the net book value of the multi-client library would be higher in the IFRS Financial Statements. However this is partly offset by impairment charges. Reversal of previously recognized impairment is not allowed under US GAAP, but under IFRS reversal is required provided that the criteria for reversal are fulfilled (indicators of reversal exist and the calculated recoverable amount exceed the carrying amount).

In addition, PGS has adopted a different accounting policy for steaming and mobilization (see also note 10) under IFRS. Under US GAAP these costs have been expensed as incurred. Under IFRS these costs will be capitalized and amortized as part of the multi-client library or if they relate to a contract, over the relevant contract period based on technical stage of completion of the contract (see also note 10).

The differences described above also impacts the amortization (including minimum amortization) as well as impairment and impairment reversal in 2006 and prior periods.

The effects of the differences described are summarized in the table below:

		Jan 1, 2006	Dec 31, 2006

(In thousands of dollars)
Multi-client library balance, US GAAP reported		$146 171	$49 406

Implementation effect:
Deferred tax asset valuation allowance		25 311	25 311
Capitalization of steaming, net		1 821	1 821
Amortization, backstop, impairment		(34 482)	(34 482)

		(7 350)	(7 350)
Income statement effect 2006
Deferred tax asset valuation allowance	Tax expense 2006 (note 7)		92 707
Capitalization of steaming	Cost of sales 2006		8 141
Capitalization of steaming	Depreciation & amortization 2006		(3 113)
Reversal of impairment	Depreciation & amortization 2006		12 457
Amortization, backstop, impairment	Depreciation & amortization 2006		(60 022)
Adjustment of capitalized depreciation (note 2)			1 664
Adjustment of other capitalized cost	Cost of sales		(1 053)

50 781
Multi-client library balance, IFRS		$138 821	$92 837

(5) Pensions
PGS have used the exemption given in IFRS 1 First-time Adoption of International Financial Reporting Standards and recognized all cumulative actuarial gains and losses at the date of transition to IFRS. In addition, the discount rate used in the calculations of the pension obligation for the Norwegian plan under IFRS is different to the discount rates applied under US GAAP in 2005. At the end of 2005 the Company used a lower discount rate under IFRS than for US GAAP. The US GAAP discount rate included an assumed risk premium for corporate bonds over the Norwegian government bond rate. As there is currently no deep market for corporate bonds in Norway, IAS 19 requires the discount rate to be based on market yields on government bonds. exist. At the end of 2006 the Company used the same discount rate for both IFRS and US GAAP. The application of a more conservative approach to determine the US GAAP discount rate is regarded as a change in estimate.

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	Jan 1, 2006	Dec 31, 2006

(In thousands of dollars)
Pension liability US GAAP - reported	39 792	53 867
Pension liability US GAAP, reported as discontinued	5 649	-
Total pension liability reported under US GAAP	$45 441	$53 867

GAAP difference discontinued operations	8 190
GAAP difference continuing operations	2 384	3 094
Add back FAS 158 implementation US GAAP	-	(12 249)
Pension liabilty IFRS	$56 015	$44 712

(6) UK Leases
The UK leases are considered defeased both under US GAAP and IFRS. However, the Company have an obligation to top up the difference between the implicit interest in the lease (fixed rate) and the realized interest on the defeasance bank investment. Payments are due from the Company when rentals are due, generally once or twice a year.

Under US GAAP, obligations associated with lease obligations are initially accounted for under FAS 13. Such arrangements are required to be assessed for embedded derivatives. If the economic characteristics and risks of the embedded derivatives are clearly and closely related to the economic characteristics and risks associated with the host lease contract then separate accounting for the embedded derivative is not required. A reassessment is not triggered by the subsequent derecognition of the lease obligation. Any remaining obligations under the lease arrangement are accounted for on an accrual basis under FAS 13. In fresh start accounting a fair market value of this obligation was established, which is amortized over the life-time of the leases.

Under IFRS, obligations associated with the lease obligations are initially accounted for under IAS 17. As under US GAAP, such arrangements are assessed for embedded derivatives and these derivatives are separately accounted for unless their characteristics are clearly and closely related to those of the host lease contract. Derecognition of obligations associated with sale-leaseback arrangements is within the scope of IAS 39. Under IAS 39 the derecognition of both the asset and liability must be considered. Transfers of financial assets in settlement of lease obligations must be evaluated to determine the extent to which risks and rewards of ownership of the financial asset are retained. Based on the evaluation of the contracts in question, it was concluded that the financial asset is derecognised in its entirety as a result of the transfer, but the transfer results in the entity obtaining a new financial liability under IFRS, and this financial liability should be measured at fair value, and in this case the subsequent changes in fair value will be recognized through the income statement. We consider that it would be most appropriate to continue to fair value it as it has the characteristics of a derivative under IAS 39.9:

(a)	its value changes in response to the change in specified interest rates
(b)	it required no initial net investment and
(c)	it is settled at future dates.

As such, a difference emerges on the accounting associated with the residual obligations upon initial derecognition of obligations under lease arrangements between IFRS and US GAAP. Under IFRS, these obligations are accounted for at fair value with corresponding changes in fair value reported through the income statement. Under US GAAP, such obligations are accounted for on an accrual basis under FAS 13. Therefore, upon transition to IFRS the fresh start accounting effects related to this item has to be removed and the fair value of these interest rate differentials have to be recorded. At each subsequent balance sheet date the changes in fair values of these derivatives have to be recorded in the income statement.

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In December 2006 the UK leases for Ramform Viking and Ramform Vanguard were terminated and formal ownership transferred to PGS. These leases have been accounted for as finance leases. A net amount of £7.4 million (approximately $14.8 million) were paid as termination fee. Under US GAAP the amount that exceeded the recorded liabilities related to these leases were recorded as an increase of the carrying value in the balance sheet, hence the carrying value under US GAAP were increased by a total of $8.8 million for these two vessels. The same approach has been applied under IFRS, but the amount in excess of recorded liabilities are different, since the interest rate differentials are considered to be derivatives under IFRS and since remaining fresh start effects related to the terminated leases will impact the calculation under US GAAP. The carrying value under IFRS has been increased by a total of $7.3 million as a consequence of the termination of the leases, which is $1.5 million less then under US GAAP.

UK lease interest differential liability	Jan 1, 2006	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006

(In thousands of dollars)
Balance US GAAP reported	$14 865	$10 894	$11 247	$11 258	$6 111

Balance US GAAP reported as discontinued (Petrojarl)	23 217	22 596	*
Implementation effect fair value adjustment*, Petrojarl	12 090	12 090	*
Implementation effect fair value adjustment, Seismic vessels	11 251	11 251	11 251	11 251	11 251
Other financial income (YTD)		3 818	(5 411)	(3 893)	(5 585)
Termination fee reclassified to Property & Equipment					(1 525)
Income from discontinued operations (Petrojarl)		(3 371)	*
Balance IFRS	$61 423	$57 277	$17 088	$18 616	$10 251

(*) Demerged/sold in Q2.

(7) Income Tax
Under US GAAP, fresh start accounting requires any release of valuation allowance related to utilization of pre fresh start deferred tax assets that was offset by a valuation allowance in the fresh start balance to be recorded as a credit to intangible assets until exhausted and thereafter directly to equity. The effect is that utilization of such deferred tax assets creates a tax expense in the income statement even though there is no deferred tax asset in the balance sheet to credit. Fresh start accounting is not allowed under IFRS and utilization of deferred tax assets that are not recognized in the balance sheet will not create any tax expense.

Further to this, if the Company in a later period recognizes in the balance sheet deferred tax assets for utilization in future periods and these deferred tax assets existed at the fresh start date, under US GAAP this should be credited to intangible assets until exhausted and thereafter directly to equity to avoid recognizing a tax benefit in the income statement. Under IFRS a tax benefit will be recognized as a consequence of recognizing deferred tax assets in the balance sheet.

US GAAP (FAS 109) requires classification of deferred tax assets and liabilities as either current or non-current based on the classification of the related non-tax asset or liability for financial reporting, while IFRS (IAS 12) requires classification of all deferred tax assets and liabilities as non-current. Accordingly the presentation of deferred tax assets and liabilities has changed.

	First	Second	Third	Fourth	Year
	quarter	quarter	quarter	quarter	2006

		(In thousands of dollars)
Income tax expense, US GAAP reported	$31 206	$32 855	$21 394	$38 243	$123 698

Deferred tax asset valuation allowance, reclass from intangibles/equity	(12 324)	(7 330)	(109 475)	(50 328)	(179 457)
Deferred tax foreign exchange differences	(1 924)	(1 578)	873	-	(2 629)
Deferred tax effect of IFRS adjustments	451	3 653	(300)	-	3 804
Income tax expense, IFRS	$17 409	$27 600	$(87 508)	$(12 085)	$(54 584)

Check =0

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(8) Employee share options
Under US GAAP the fair value measured at grant date can be expensed over the related vesting period using a straight line recognition method. Under IFRS 2 Share-based Payment the accelerated method has to be used; hence the recognized compensation cost under IFRS will be larger early in the vesting period and lower in the later stage of the vesting period compared to US GAAP. In addition, social security tax is not reflected as a liability under US GAAP before the options are exercised. Under IFRS social security tax is recognized as a liability using an intrinsic value approach.

(9) Discontinued operations
PGS Production was effectively demerged on June 29, 2006 and presented as a discontinued operation from this point in time. The presentation of the income statement for earlier periods has been changed accordingly to show the results of PGS Production as discontinued. Under US GAAP the presentation of PGS Production as a discontinued operation has also lead to a corresponding reclassification in the balance sheet for prior periods to reflect the classification for the latest period presented. Such a reclassification in the balance sheet for prior periods presented is not allowed under IFRS, hence the assets and liabilities of PGS Production are not reclassified in the opening balance sheet under IFRS.

PGS Production presented and prepared financial statements under IFRS when they became listed on the Oslo Stock Exchange as Petrojarl. The transition date for Petrojarl was set to January 1, 2005. The IFRS values used by Petrojarl have also been used in the opening balance sheet under IFRS presented in this document with the following exceptions:

•	It follows from IFRS 1 that if a first-time adopter elects to recognize all cumulative actuarial gains and losses at the date of transition to IFRS it shall apply to all plans. Since PGS has elected to use this exemption it will also have to be applied for the pension plans in Petrojarl, hence actuarial gains and losses which materialized in 2005 on these pension plans (since Petrojarl’s transition date was January 1, 2005) has to be recognized as well
•	PGS has elected to use the exemption given in IFRS 1 and as such need to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. This will include the foreign operations included in Petrojarl as well.

Income from Discontinued operations		First	Second	Third	Fourth	Year
	Note	quarter	quarter	quarter	quarter	2006

			(In thousands of dollars)
Income from discontinued operations US GAAP		8 524	3 353	55 423	1 897	69 197

Property and equipment, depreciation	2	(3 687)	(3 688)			(7 375)
Other intangible assets, elimination of fresh start effects	3	2 122	578			2 700
UK lease interest differential obligation, fair value adjustment	6	3 235	2 368			5 602
Asset removal obligation	9	1 010	348			1 358
Gain sale of shares in Petrojarl	9		(19 811)	(19 811)		(39 622)
Other		60	367			427
Income from discontinued operations IFRS		$11 264	$(16 485)	$35 612	$1 897	$32 287

			(In thousands of dollars)
Property and equipment, reversal impairment		2	239 335
Other intangible assets, elimination of fresh start effects		3	(10 057)
Pensions		5	(8 190)
UK lease interest differential obligation, fair value adjustment, tax risk		6	(21 896)
Asset removal obligation - Other long lived assets			965
Asset removal obligation - Other long term liabilities			(3 406)

Impact on equity			$ 196 750

	558 499

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As can be seen from the tables above the calculation of accounting gain in connection with sale of the outstanding shares in Petrojarl in the second and third quarter of 2006 is impacted. This is due to the implementation effects in Petrojarl which increases equity with a substantial amount.

Also, the asset removal obligation for the Banff field have been changed under IFRS due to the fact that there are differences between US GAAP and IFRS related to how changes in discount rates related to asset removal obligations are accounted for.

(10) Capitalization and amortization of steaming and mobilization
PGS has changed the accounting policy applied for steaming3 and mobilization4. Under US GAAP these costs have been expensed as incurred. Under IFRS these costs will be capitalized and amortized over the relevant contract period based on technical stage of completion of the contract and capitalized into multi-client library as appropriate. This relates to both onshore and offshore activities.

(11) Other adjustments
Other adjustments are minor and relates to deferred loan costs and oil &gas assets. In addition, also the presentation of loan cost is different under IFRS since IFRS requires net presentation of debt and related unamortized loan costs while US GAAP requires gross presentation.

5. Critical accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. In many circumstances, the ultimate outcome related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

Depreciation and amortization of property, equipment and intangibles
Amortization of multi-client library. In determining the annual amortization rates applied to the multi-client library, management considers expected future sales and market developments and past experience. These expectations include consideration of geographic location, prospects, political risk, exploration license periods and general economic conditions. Management updates, at least annually, the total expected revenue for each survey or group of surveys of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year. To the extent that such revenue estimates, or the assumptions used to make those estimates, prove to be higher than actual revenue, the Company’s future operations will reflect lower profitability due to increased amortization rates applied to the multi-client library in later years, and the multi-client library may also become subject to minimum amortization and/or impairment. The minimum amortization policy described in significant accounting policies is an additional element of the Company’s multi-client library accounting policy in order to reduce the inherent risk in the general amortization policy that is based on the above described sales forecasting.

3 Steaming costs are expenses incurred to move a vessel from one location to another in order to start on a new project.
4 Mobilization; Onsite project costs such as positioning the vessel/crew, deploying streamers, equipment and vehicles.

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Property, equipment and other intangibles
Depreciation and amortization is based on management estimates of the future economic benefits and expected useful lives. These estimates may change due to changes in market conditions including competition, technological development, use of the assets and strategic considerations.

Impairment of property, equipment and intangibles
Property, equipment and intangibles are regularly reviewed for impairment, whenever events or changes in circumstances indicate that the balance sheet carrying amount of the asset may not be recoverable. In order to assess if there is any impairment, estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposal.

Estimating future cash flows requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts are subject to uncertainty as they require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes in these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Income taxes
The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred Tax Asset
Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. The estimates of projected future taxable profits are based on a variety of factors and assumptions, many of which are subjective and are outside of our control. Accordingly these estimates could differ significantly from year to year, and we might end up realizing more or less of the deferred tax assets than we have recognized in the balance sheet. The carrying value of recognized deferred tax assets as of December 31, 2006 was $150 million.

Pension Cost
The cost of defined benefit pension plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

Development Cost
Development costs are capitalized in accordance with the accounting policy described under significant accounting policies below. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits.

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Provision for contingencies, claims and tax litigations
PGS records accruals for contingencies, claims and other uncertain liabilities including possible tax litigations when it is more likely than not that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or new or additional information becomes available.

The outcomes of these issues are subject to a significant degree of uncertainty and management must make estimates and use judgement in determining the expected outcome.

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6.  Significant accounting policies – IFRS

The principal accounting policies applied by the Company are set out below.

Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and Interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets and derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000) except when otherwise stated.

Consolidation
Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are consolidated in the financial statements from the point in time when the Company gains control. All inter-company transactions and balances have been eliminated in the consolidation. In those cases where the subsidiaries are not wholly owned, the minority interests are separately presented in the consolidated income statements and consolidated balance sheets.

Acquisitions are accounted for using the purchase method of accounting. The cost of acquisition is assigned to the assets and liabilities of the subsidiaries, including previously unrecognized intangible assets and contingent liabilities, using their fair value at the date of acquisition. Any excess of purchase cost over fair value of identifiable assets and liabilities is recorded as goodwill. Following initial recognition, goodwill is not amortized, but measured at cost less any accumulated impairment losses.

Associated companies
An associated company is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies, generally accompanying a shareholding of between 20 % and 50 % of the voting rights.

The results and assets and liabilities of associated companies are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale (ref. below). Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Company’s share of the net assets of the associated company (i.e. income statement and loss and equity adjustments), less any impairment in the value of individual investments. Losses of an associated company in excess of the Company’s interest in that associated company (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associated company) are not recognized, unless the Company has incurred legal or constructive obligations or made payments on behalf of the associated company. Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

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The Company periodically reviews its net investments in associated companies to determine whether there is any indication that there has been an impairment loss. If any such indication exists, the recoverable amount of the associate is estimated in order to determine the extent of the impairment loss (if any).

Interests in joint ventures
A joint venture is a contractual arrangement whereby the Company undertake an economic activity that is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

The Company reports its interests in jointly controlled entities using proportionate consolidation, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The Company’s share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

When the Company contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognised based on the substance of the transaction. When the Company purchases assets from the joint venture, the Group does not recognise its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

The Company periodically reviews its net investments in joint ventures to determine whether there is any indication that there has been an impairment loss. If any such indication exists, the recoverable amount of the joint venture is estimated in order to determine the extent of the impairment loss (if any).

Held for sale and Discontinued Operations
Results of subsidiaries or operations disposed of during the financial year are included in the Company’s profit up to the effective date of disposal. When the Company intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it would classify such operations as discontinued. Revenues and expenses are excluded from revenue and expenses of the Company and reported separately as a one line item in the consolidated income statements, net of tax. Assets and liabilities are presented as separate line items in the consolidated balance sheets. Comparative income statement and cash flow information is restated based on the classification (as continuing and discontinued) at the current reporting date.

Non-current assets are classified as held for sale when their carrying amount will be recovered principally through sale. Such assets are measured at the lower of carrying amount and fair value less cost to sell and are disclosed separately on the face of the balance sheet. Comparatives are not restated when an asset is classified as held for sale.

Segment Reporting
The Company is reporting business groups as the primary reporting segment, while geographical segments are secondary. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments are segments engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.

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Foreign currency translation
Functional and presentation currency
The consolidated financial statements are presented in US dollar, which is the Company’s functional and presentation currency. Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’), which for a vast majority of the entities are US dollar.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Assets and liabilities in entities with functional currency other than the reporting currency are translated into the presentation currency using the year-end exchange rate and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity.

Treasury shares
Own equity instruments which are reacquired (treasury shares) are deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Cash and Cash Equivalents
The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with original maturities of three months or less. Cash and cash equivalents that are restricted from the Company are disclosed separately in the consolidated balance sheets and are classified as current or non-current depending on the nature of the restrictions. Such restrictions primarily relate to cash collateral for bid or performance bonds, employee taxes withheld and restricted deposits under contracts.

Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For diluted earnings per share, diluted potential ordinary shares are determined independently for each period presented. When the number of ordinary shares outstanding changes (e.g. share spit) the weighted average number of ordinary shares outstanding during all periods presented is adjusted retrospectively. Basic and diluted earnings per share are presented separately for continuing and discontinued operations.

Operating and Finance Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are

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apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Property and Equipment
Property and equipment is stated at cost, excluding the costs of the day-to-day servicing, less accumulated depreciation and accumulated impairment in value. Depreciation is calculated on a straight line basis over the useful life of the assets based on cost less estimated residual values. The estimated useful lives for property and equipment are as follows:

Years

Seismic vessels	20-25
Seismic and operations computer equipment	3-15
Buildings and related leasehold improvements	1-30
Fixture, furniture, fittings and office computers	3-5

Subsequent expenditures and major inspections/overhaul are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

The assets’ residual values, useful lives and method of depreciation are reviewed, and adjusted if appropriate, at least at each financial year-end.

Assets under construction are carried at cost, less any impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy as stated below. Depreciation of these assets commences when the assets are ready for their intended use.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets other than those specified below, are not capitalized and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Multi-Client Library
The multi-client library consists of seismic data surveys to be licensed to customers on a nonexclusive basis. Costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized as multi-client library. Such costs directly incurred also include cost incurred while

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relocating or “steaming” a vessel or crew from one location to another and capitalized borrowing costs.

The Company records the costs incurred on multi-client library in a manner consistent with its capital investment and operating decision analysis, which generally results in each component of the multi-client library being recorded and evaluated separately. Projects that are in the same political regime, with similar geological traits and that are marketed collectively are recorded and evaluated as a group by year of completion (currently applies to certain surveys in Brazil and the Gulf of Mexico).

Amortization of the multi-client library is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue (see separate note describing accounting estimates above). On an annual basis the Company categorizes its multi-client surveys into four amortization categories with amortization of 90%, 75%, 60% or 45 % of sales amounts. Classification of a project into a rate category is based on the ratio of its remaining net book value to its remaining sales estimates. Each category therefore includes surveys as to which the remaining book value as a percentage of remaining estimated sales is less than or equal to the amortization rate applicable to that category.

An integral component of amortization of the multi-client library is the minimum amortization policy. Under this policy, the book value of each survey or group of surveys of the multi-client library is reduced to a specified percentage by year-end, based on the age of each survey or group of surveys in relation to their year of completion. This requirement is applied each year-end regardless of future revenue estimates for the multi-client library survey or group of surveys. The specified percentage generates the maximum permitted book value for each multi-client library survey or group of surveys as the product of the percentage multiplied by the original cost of the multi-client library survey or group of surveys at the respective period end. Any additional or “minimum” amortization charges required are then determined through a comparison of the remaining book value to the maximum permitted book value allowed for each survey or group of surveys in the multi-client library.

The specified percentages used to determine the maximum book value of multi-client library components are summarized as follows:

	% of Total Cost

	5-Year	3-Year
Calendar Year	Profile	Profile

Year 1	80%	66%
Year 2	60%	33%
Year 3	40%	0%
Year 4	20%
Year 5	0%

Research and development
Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate probable future economic benefits; the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed

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above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives. Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products (for use in the data processing business) controlled by the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets according to the criteria described for research and development above. Costs include the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads. Computer software development costs recognized as assets are amortized over their estimated useful lives (usually 3-5 years).

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Impairment of property, equipment and intangibles
The Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment

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loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Employee benefits
Pension obligation
The Company operates various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds. The Company has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date as adjusted for unrecognized actuarial gains or losses and past service costs, and as reduced by the fair value of plan assets, The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds (or government bonds where there is no deep market in high quality corporate bonds) that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation (the “corridor”) are recognized in the income statement over the employees’ expected average remaining working lives.

Past service costs, which is an increase in the present value of the defined benefit obligation for employee services in prior periods due to current period changes to a defined benefit plan, are recognized immediately in income unless the changes to the defined benefit plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are recognized on a straight-line basis over the vesting period.

For defined contribution plans, the Company pays contributions to privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Bonus plans
The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments
Equity-settled share-based payments to employees are measured at the fair value of the equity instrument at the grant date. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

The dilutive effect of outstanding options is reflected as additional share dilution in computation of earnings per share.

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Income Taxes
Income tax expense represents the sum of the current tax expense (or recovery) plus the change in deferred tax liabilities and asset during the period, except for current and deferred income tax relating to items recognized directly in equity, in which case the tax is also recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recognized if it arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is recognized on an undiscounted basis.

Deferred income tax is recognized on temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company includes deductions/benefits from uncertain tax positions when it is probable that the tax position will be sustained in a tax review.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The probability assessment is based on Management’s judgment and estimates in regards to future taxable income and tax planning opportunities (see separate note describing accounting estimates above).

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes are related to the same taxable entity and the same taxation authority. Deferred tax is classified as non-current in the balance sheet.

Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

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Onerous contracts
Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Company has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Interest bearing loans and borrowings
Interest bearing loans are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing loans are measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the amortization process.

Financial assets
Financial assets within the scope of IAS 39 are classified as either (a) financial assets at fair value through profit or loss, (b) loans and receivables or (c) available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.

(a) Financial assets at fair value through profit or loss
This category includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on financial assets held for trading are recognized in the income statement.

In addition financial instrument can be designated by the Company upon initial recognition as at fair value through profit or loss if certain criteria are met. As of December 31, 2006 and January 2006 no financial instruments have been designated as at fair value through profit or loss.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.

(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity in the net unrealized gain reserve. When the asset is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the income statement.

The fair values of quoted financial assets and financial liabilities are based on current bid-/ask prices. If the market for a financial instrument is not active, the Company establishes fair value by using valuation techniques.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

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Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value through profit or loss.

Derivative Financial Instruments
The Company accounts for derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement. The Company uses derivative financial instruments to reduce risk exposure related to fluctuations in foreign currency rates and interest rates. Derivative instruments are recognized in the consolidated balance sheets at their fair values while realized and unrealized gains and losses attributable to derivative instruments that do not qualify for hedge accounting are recognized and reported within other financial items, net, in the consolidated income statement as they arise.

The Company applies either fair value or cash flow hedge accounting when a transaction meets the specified criteria in IAS 39 for hedge accounting. To qualify for hedge accounting the instrument must be designated as a hedge at inception. At the time a financial instrument is designated as a hedge, the Company documents the relationship between the hedging instrument and the hedged item. Documentation includes risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged item. A hedge is normally regarded as “highly effective” if, at inception and throughout its life, it can be expected, and actual results indicate, that changes in the fair value or cash flows of the hedged item are effectively offset by the changes in the fair value or cash flows of the hedging instrument. Hedge accounting will be discontinued when (a) it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, (b) the derivative expires, or is sold, terminated or exercised, (c) when the hedged item matures or is sold or repaid, or (d) a forecast transaction is no longer deemed highly probable.

The Company applies hedge accounting for its interest rate hedging activities, and for a portion of its floating rate debt, the Company has entered into interest rate swaps to effectively change the floating interest rates to fixed interest rates. The Company generally does not apply hedge accounting for its currency hedging activities with some exceptions. The exceptions are for the currency hedging of two new Ramform vessels where the Company is applying fair value hedging on the currency exposure of the firm commitments.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collection is reasonably assured. The Company defers the unearned component of payments received from customers for which the revenue recognition requirements have not been met. Consideration is allocated among the separate units of accounting based on their relative fair values. The Company’s revenue recognition policy is described in more detail below.

Sales of Multi-Client Library Data
Late sales — The Company grants a license to a customer, which entitles the customer to have access to a specifically defined portion of the multi-client data library. The customer’s license payment is fixed and determinable and typically is required at the time that the license is granted. The Company recognizes revenue for late sales when the customer executes a valid license agreement and has access to the licensed portion of the multi-client library and collection is reasonably assured.

Volume sales agreements — The Company grants licenses to customers for access to a specified number of blocks of multi-client library within a defined geographical area. These licenses typically enable the customer to select and access the specific blocks over a period of time. Although the

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license fee is fixed and determinable in all cases, the payment terms of individual volume sales agreements vary, ranging from payment of the entire fee at the commencement of the volume sales agreement, to installment payments over a multi-year period, to payment of the license fee as the specific blocks are selected.

Revenue recognition for volume sales agreements is based on a proportion of the total volume sales agreement revenue, measured as the customer executes a license for specific blocks and has been granted access to the data and collection is reasonably assured.

Pre-funding arrangements — The Company obtains funding from a limited number of customers before a seismic acquisition project commences. In return for the pre-funding, the customer typically gains the ability to direct or influence the project specifications, to access data as it is being acquired and to pay discounted prices.

Pre-funding revenue is recognized as the services are performed on a proportionate performance basis. Progress is measured in a manner generally consistent with the physical progress on the project, and revenue is recognized based on the ratio of the project’s progress to date provided that all other revenue recognition criteria are satisfied.

Proprietary Sales/Contract Sales
The Company performs seismic services for a specific customer, in which case the seismic data is the exclusive property of that customer. The Company recognizes proprietary/contract revenue as the services are performed and become chargeable to the customer on a proportionate performance basis over the term of each contract. Progress is measured in a manner generally consistent with the physical progress of the project, and revenue is recognized based on the ratio of the project’s progress provided that all other revenue recognition criteria are satisfied.

Other Geophysical Services
Revenue from other geophysical services is recognized as the services are performed, provided all other recognition criteria are satisfied.

Receivables Credit Risk
The Company’s trade receivables are primarily from multinational integrated oil companies. The Company manages its exposure to credit risk through ongoing credit evaluations of customers and will provide for potential credit losses through an allowance for doubtful accounts. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in accounts receivable from trade customers and is based on a number of factors consisting mainly of aging of balances, historical experience, customer concentration, customer creditworthiness and current industry and economic trends. The Company does not believe that exposure to concentrations of credit risk is likely to have a material adverse impact on its financial position or results of operations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEUM GEO-SERVICES ASA

(Registrant)

April 23, 2007	/s/ CHRISTOPHER MOLLERLOKKEN

(Date)	Christopher Mollerlokken Investor Relations Manager